SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Renren Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

759892300**
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing forty-five Class A Ordinary Shares, is 759892300.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759892300	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 137,072,790 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 137,072,790 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,072,790 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.68%***
12	TYPE OF REPORTING PERSON IA

***Calculated based upon 775,482,573 Class A Ordinary Shares outstanding as of March 31, 2021 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on May 27, 2021.

CUSIP No. 759892300	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 137,072,790 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 137,072,790 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,072,790 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.68%***
12	TYPE OF REPORTING PERSON IN

***Calculated based upon 775,482,573 Class A Ordinary Shares outstanding as of March 31, 2021 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on May 27, 2021.

CUSIP No. 759892300	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Renren Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), with respect to the Class A Ordinary Shares (as defined below) held by certain investment funds managed by Oasis Management (the "Oasis Funds") and

(ii) Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Funds, with respect to the Class A Ordinary Shares held by the Oasis Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of Oasis Management is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands.

Item 2(c).	CITIZENSHIP:

Oasis Management is a Cayman Islands exempted company. Mr. Fischer is a citizen of Germany.

CUSIP No. 759892300	13G/A	Page 5 of 7 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value US$0.001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER:

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing forty-five Class A Ordinary Shares, is 759892300.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 759892300	13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used herein are calculated based upon 775,482,573 Class A Ordinary Shares outstanding as of March 31, 2021 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on May 27, 2021.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Oasis Funds have the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein. Oasis Investments II Master Fund Ltd. has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 759892300	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2022

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER